UNIT
SECURITIES AND E
Washingt.. ,



08027263

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66950

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/07_____ AND ENDING _____12/31/07_____

                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Longbow Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

6000 Lombardo Center

                                      (No. and Street)

Independence	Ohio	44131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Wank   216-328-5095

                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd.

                              (Name – *if individual, state last, first, middle name*)

800 Westpoint Parkway	Westlake	Ohio	44145
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 1 2008

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Steve Wank_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Longbow Securities, LLC_____ , as
of _____December 31_____ , 20 07 ____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

MICHELLE A. TOMSIK
Notary Public, State of Ohio, Cuy. Cty.
My commission expires Mar. 23, 2011

Signature

CFO / CCO
Title

- Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LONGBOW SECURITIES, LLC

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007



LONGBOW SECURITIES, LLC

DECEMBER 31, 2007

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT 2

STATEMENT OF FINANCIAL CONDITION
    December 31, 2007 3

STATEMENT OF INCOME
    For the year ended December 31, 2007 4

STATEMENT OF CHANGES IN MEMBER'S EQUITY
    For the year ended December 31, 2007 5

STATEMENT OF CASH FLOWS
    For the year ended December 31, 2007 6

NOTES TO THE FINANCIAL STATEMENTS .... 7 - 10

SUPPLEMENTAL INFORMATION .... 11 - 13

INDEPENDENT AUDITORS' REPORT ON INTERNAL
    CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) .... 14 - 15



Cohen Fund Audit Services, Ltd.   440.835.8500
800 Westpoint Pkwy., Suite 1100   440.835.1093 *fax*
Westlake, OH 44145-1524

www.cohenfund.com

MEMBER
LONGBOW SECURITIES, LLC

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Longbow Securities, LLC (the Company), a wholly-owned subsidiary of Longbow Research, LLC, as of December 31, 2007, and the related statements of income, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Longbow Securities, LLC, as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Cohen Fund Audit Services

February 19, 2008
Westlake, Ohio




STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

CASH AND CASH EQUIVALENTS		$ 3,361,974
RECEIVABLE FROM CLEARING BROKER		310,735
ACCOUNTS RECEIVABLE		154,902
PREPAID EXPENSES		112,025
INTEREST RECEIVABLE		13,997
PROPERTY AND EQUIPMENT – AT COST		
Office equipment	$ 162,179	
Furniture and fixtures	48,677	
Leasehold improvements	7,944	
	218,800	
Less: Accumulated depreciation and amortization	39,645	179,155
		$ 4,132,788

LIABILITIES

ACCOUNTS PAYABLE AND ACCRUED EXPENSES		$ 110,641
ACCRUED PAYROLL		1,790,187
		1,900,828

COMMITMENTS

MEMBER'S EQUITY

MEMBER'S EQUITY		2,231,960
		$ 4,132,788

The accompanying notes are an integral part of these statements.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUE	
Commissions	$ 4,646,791
Interest income	101,051
Consulting	4,273,041
Other income	35,000
	9,055,883
EXPENSES	
Clearing	429,107
Payroll and related benefits	4,319,037
Commissions	2,166,962
Communications and data processing	326,277
Occupancy	197,468
Office	33,695
Professional	99,652
Travel	675,750
Regulatory	44,896
Taxes	37,597
Other	23,283
	8,353,724
NET INCOME	$ 702,159

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

BALANCE – JANUARY 1, 2007	$ 1,530,333
NET INCOME	702,159
DISTRIBUTIONS	(532)
BALANCE – DECEMBER 31, 2007	$ 2,231,960

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOW PROVIDED FROM OPERATING ACTIVITIES	
Net income	$ 702,159
Adjustments to reconcile net income to net cash provided from operating activities	
Deferred rent	(65,438)
Depreciation and amortization	34,166
Loss on disposal of property and equipment	15,666
Increase (decrease) in cash caused by changes in current items	
Receivable from clearing broker	(76,478)
Accounts receivable	(55,536)
Interest receivable	(13,997)
Prepaid expenses	(44,048)
Accounts payable and accrued expenses	6,922
Accrued payroll	640,755
Net cash provided from operating activities	1,144,171
CASH FLOW USED IN INVESTING ACTIVITIES	
Acquisition of property and equipment	(127,261)
Proceeds from sale of property and equipment	1,501
	(125,760)
CASH FLOW USED IN FINANCING ACTIVITY	
Distributions to member	(532)
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,017,879
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	2,344,095
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 3,361,974

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

    Longbow Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio and twenty other states, and is a member of two self-regulatory organizations, the Financial Industry Regulatory Authority (FINRA) and NYSE ARCA, Inc. The Company received its final approval to become a registered broker-dealer on November 8, 2005. The Company is a wholly-owned subsidiary of Longbow Research, LLC (the Parent). The Company shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Nature of Business

    The Company is an independent equity research firm and conducts all securities transactions on an agency basis.

    Cash and Cash Equivalents

    At December 31, 2007, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

    The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

    Restricted Cash

    Included in the cash balance is $100,000 that is required to be on deposit with the Company's clearing broker pursuant to its clearing agreement.

    Accounts Receivable

    Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment upon receipt of invoice. The Company does not accrue interest on delinquent customer balances. Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 30 days old are considered delinquent. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

    The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectibility. In the opinion of management at December 31, 2007, all accounts receivable were considered collectible and no allowance was necessary.

NOTES TO THE FINANCIAL STATEMENTS

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation and Amortization

Depreciation and amortization of property and equipment are provided by the use of the straight-line method over the following estimated useful lives of the assets:

Office equipment	3 – 5 years
Furniture and fixtures	7 years
Leasehold improvements	Term of lease

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Consulting

Consulting income includes the estimated net realizable value of fees charged for research provided to customers.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Income Taxes

The Company is a single member LLC and, therefore, is a disregarded entity for Internal Revenue Services filing requirements. The Company files as part of a consolidated income tax return which includes the activity of the Parent. The Parent has elected to be treated as a partnership as defined in the Internal Revenue Code. As a result, no provision for federal income taxes has been provided; however, the Company is liable for any local income taxes.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

NOTES TO THE FINANCIAL STATEMENTS

3. RETIREMENT SAVINGS PLAN

    The Company maintains a 401(k) retirement savings plan, covering all employees who have completed twelve months of service and are at least 20½ years of age. Matching contributions are authorized at the discretion of the managing member. No contributions were authorized for 2007.

4. NET CAPITAL PROVISION OF RULE 15c3-1

    Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

    The Company's minimum capital requirement is the greater of $5,000 or 6.667% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1) and 15c3-1(a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2007, the Company had net capital of $1,771,056, which was $1,644,335 in excess of its required net capital of $126,721.

    In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2007, the ratio was 1.07 to 1.

5. EXEMPTION FROM RULE 15c3-3

    The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

    In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTES TO THE FINANCIAL STATEMENTS

7.   COMMITMENTS

The Company leases office space and equipment under operating leases which expire through March 2015. During 2007, the Company entered into a new lease for additional space in their existing building. The new lease commences on March 1, 2008, has a seven-year term, contains rent escalation clauses, and includes two two-year renewal options. Minimum annual rents for office space and equipment at December 31, 2007, are as follows:

2008	$ 307,897
2009	344,195
2010	380,251
2011	446,078
2012	445,962
Thereafter	970,119
	$ 2,894,502

Under its old lease, the Company received an incentive and had deferred rent of $65,438. When the new lease was signed, the incentive was cancelled. Rent expense for the year ended December 31, 2007, was $138,388, which is shown net of deferred rent.

At December 31, 2007, the Company's management evaluated the recoverability of certain long-lived assets as a result of plans to dispose of certain assets during 2008. It was determined that the carrying value of these long-lived assets would not be recovered. Therefore, the carrying value of these leasehold improvements was reduced to zero and a loss of approximately $15,000 was recorded.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2007

SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION AND
RECONCILIATION OF THE COMPUTATION
OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2007

NET CAPITAL
    Total member's equity from statement of financial condition $2,231,960
    Less: Non-allowable assets

Petty cash	$ 300	
Accounts receivable	154,902	
Interest receivable	13,997	
Prepaid expenses	112,025	
Property and equipment - Net	179,155	460,379

    Less: Haircuts   525

NET CAPITAL $1,771,056

COMPUTATION OF AGGREGATE INDEBTEDNESS - TOTAL
    LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION $1,900,828

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -
    6⅔% OF AGGREGATE INDEBTEDNESS $ 126,721

MINIMUM REQUIRED NET CAPITAL $ 5,000

NET CAPITAL REQUIREMENT $ 126,721

EXCESS NET CAPITAL $1,644,335

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   1.07 to 1

The Company is not required to present a reconciliation of the computation of net capital under Rule 15c3-1 and did not and is not required to file Form X-17a-5 at December 31, 2007, with the Securities and Exchange Commission.

SCHEDULE II AND III – COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.



Cohen Fund Audit Services, Ltd. | 440.835.8500
800 Westpoint Pkwy., Suite 1100 | 440.835.1093 *fax*
Westlake, OH 44145-1524

www.cohenfund.com




MEMBER
LONGBOW SECURITIES, LLC

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

In planning and performing our audit of the financial statements and supplemental schedules of Longbow Securities, LLC (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13,

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


an independent member of
BAKER TILLY
INTERNATIONAL   Registered with the Public Company Accounting Oversight Board



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Cohen Fund Audit Services

February 19, 2008
Westlake, Ohio

END